Exhibit 99.9

5835 Peachtree Corners East, Suite D
Norcross, GA 30092

Guided Therapeutics Announces Completion of Warrant Exchange Offer

NORCROSS, GA (July 9, 2012) – Guided Therapeutics, Inc., (OTCBB: GTHP) (OTCQB: GTHP), today announced the results of its previously announced exchange offer for certain of its outstanding warrants to purchase up to an aggregate of approximately 28.4 million shares of its common stock. The warrants eligible for exchange had an exercise price of $0.65 per share and exercise periods ending on July 26, 2012 or March 1, 2013.

The exchange offer expired at 5:00 p.m. (Eastern) on Thursday, July 5, 2012. As of such time, holders of eligible warrants exercisable to purchase approximately 15,856,449 shares of the Company’s common stock had tendered such warrants for exchange. Those warrants tendered for exchange were exchanged for three classes of new warrants.

New warrants exercisable for approximately 7.7 million shares of the Company’s common stock have an exercise price of $0.40 per share if exercised on or before July 15, 2012, $0.45 per share if exercised between July 16, 2012 and August 15, 2012, and $0.50 per share if exercised after August 15, 2012. These new warrants expire at the close of business on September 15, 2012.

New warrants exercisable for approximately 151,000 shares and 3.9 million shares at $0.65 per share expire on July 26, 2013 and March 1, 2014, respectively. New warrants exercisable for approximately 151,000 shares and 3.9 million shares at $0.80 per share expire on July 26, 2014 and March 1, 2015, respectively.

The Company intends to apply any proceeds received in connection with the subsequent exercise of the new warrants received pursuant to the exchange offer to increase inventory of the Company’s LuViva® Advanced Cervical Device to meet current demand for the product, expand its international marketing and sales efforts, continue to seek FDA approval for the LuViva device and begin Phase 2 multicenter clinical trials of a non-invasive test for Barrett’s Esophagus using the same technology platform.

About Guided Therapeutics

Guided Therapeutics, Inc. (OTCBB: GTHP) (OTCQB: GTHP) is developing a rapid and painless testing platform for the early detection of disease based on its patented biophotonic technology that utilizes light to detect disease at the cellular level. The Company’s first planned product is the LuViva® Advanced Cervical Scan, a non-invasive device used to detect cervical disease instantly and at the point of care. In a multi-center clinical trial, with women at risk for cervical disease, the technology was able to detect cervical cancer up to two years earlier than conventional modalities, according to published reports. Guided Therapeutics has also entered into a partnership with Konica Minolta to develop a non-invasive test for Barrett’s Esophagus using the technology platform. For more information, visit: www.guidedinc.com.

The Guided Therapeutics LuViva® Advanced Cervical Scan is an investigational device and is limited by federal law to investigational use. LuViva, the wave logo and "Early detection, better outcomes" are registered trademarks owned by Guided Therapeutics, Inc.

Forward-Looking Statements Disclaimer: A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from Guided Therapeutics’ actual future experience involving any of or more of such matters and subject areas. Such risks and uncertainties include those related to the exchange offer, as described in the Offer to Exchange, as well as those related to: the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time under the heading “Risk Factors” in Guided Therapeutics’ reports filed with the SEC, including Guided Therapeutics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and subsequent quarterly reports.

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